Exhibit 99.3a

GMAC

Commercial Mortgage

Annual Statement as to Compliance

For the Year Ended December 31, 2003

Morgan Stanley Capital I Inc.

Series 2003-IQ5

Pursuant to Section 8.12 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of GMAC Commercial Mortgage Corporation as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, GMAC Commercial Mortgage Corporation as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

GMAC COMMERCIAL MORTGAGE CORPORATION

Brian T. Stauffer

By: Brian T. Stauffer

Title: Senior Vice President

Date: February 20, 2004

.074A

200 Witmer Road P.O. Box 1015 Horsham, PA 19044 8015